Filed by AMR Corporation

Commission File No. 1-8400

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: US Airways Group, Inc.

Commission File No. 001-8444

Jetwire	MONDAY, APRIL 8 2013

Performance Statistics

On-Time Experience for the Weekend (April 5-7)

American	Fri		Sat		Sun		MTD	Target
D-0	63.2		67.6		61.8		59.7	67.8
A+14	86.7	**	91.3	**	87.7	**	82.9	81.4

Eagle
D-0	69.0		76.0		75.0		69.0	74.0
A+14 DOT	83.8		87.6	**	88.5		81.6	80.8

**	American scored perfect days on Friday, Saturday and Sunday with zero cancellations, completing 100 percent of its scheduled departures (1,929 on both Friday and Saturday; 1,902 on Sunday). American Eagle scored a perfect day on Saturday with zero cancellations, completing100 percent of its 1,125 scheduled departures.

Every Bag Counts

American	Sun	MTD*	DOT Standard
	2.52	2.35	2.50

*	DOT claims per 1000 customers

Announcements

•	Get the Scoop on the Latest Arrivals!

Be sure to check out Friday’s Arrivals newsletter for the latest news from American and US Airways. The April 5 issue discusses integration planning efforts, a summary of recent speaking engagements by Tom Horton and Doug Parker, answers to frequently asked questions, and a feature on American’s maintenance base in Tulsa. Read it on new Jetnet!

•	Destination Düsseldorf

Always wanted to travel to Düsseldorf, Germany? Soon you’ll be able to when American launches its nonstop Chicago O’Hare- Düsseldorf route this Thursday, April 11. Visit Travel Talk on new Jetnet to learn more about the destination and stay tuned for more information about American’s newest route later this week.

•	Thanks A Million for Benefiting Children Around the World

Tomorrow, April 9, we’re celebrating the success of our people and the generosity of our customers in the collection of $1.185 million that went to lifesaving services for children around the globe in 2012. This money was raised through UNICEF’s Change for Good Program on American Airlines, which engages our people to collect unused currency from customers on select international flights - proving that a little bit can go a long way. “I am thrilled to see what an impact even the smallest of donations that my fellow Champions for Children and I collect on flights can have through UNICEF’s work,” said Max Mierbeth, JFK -based Flight Attendant, and one of four Champions chosen to go on a field visit with UNICEF in Brazil from April 10-13. Join us at DFW for tomorrow’s Thanks a Million Celebration. Read more and get event details on the Jetnet Event Calendar.

•	Customers on Cloud Nine Due to Paris Duo

A pair of customers who changed their Paris, France, to DFW return flight had lost their upgrade status on the rebooked flight. But a pair of our people at CDG - Karine Grosso, Airport Agent, and Brigitte Guiol, Premium Service Concierge Representative - ensured the customers would be able to upgrade. “Both of these ladies were very knowledgeable and professional and we want to recognize and commend their efforts.” Read more in Customers Write on Jetnet.

oneworld News

From ATWOnline

Finnair Names New CEO

Finnair has named Hong Kong Cargotec executive Pekka Vauramo as its new CEO. Former CEO Mika Vehvilainen left Finnair to become CEO of Cargotec. Finnair said Vauramo’s experience in Asia would help the airline’s efforts to expand routes to the region. The Asian network had become essential for Finnair’s development in the past years. In 2012 the oneworld carrier reported its first full-year profit since 2007.

Industry News

From Reuters

Boeing Finishes 787 Testing, Focus Shifts to Regulators

With a successful flight on Friday, Boeing moved closer to proving that a revamped safety system can prevent batteries on its new 787 Dreamliner from catching fire or overheating, and getting the plane back into service. Friday’s test flight concludes testing after little more than three weeks, and moves the Dreamliner closer to resuming passenger flights. The end of testing also turns attention from Boeing to regulators in the U.S., Japan and Europe, who must decide whether the fix for the high-tech plane’s lithium-ion batteries is safe. U.S. Transportation Secretary Ray LaHood, who oversees the FAA, told reporters that Boeing has a “good plan” to fix the battery and that he wants to ensure the Dreamliner is safe before allowing the planes back in the air. An FAA spokesperson has said the agency has been closely involved with the testing process “so data review may not take long.”

From NBCNews.com

FAA Delays Closure of 149 Air Traffic Control Towers

The Federal Aviation Administration on Friday said it will delay the closures of all 149 air traffic control towers at smaller airports around the country until June 15. The towers were scheduled to be shut down starting this past weekend. In a statement, the FAA said the extension gives it time to resolve legal challenges to the decision to shut down the towers. “As part of the tower closure implementation process, the agency continues to consult with airports and operators and review appropriate risk mitigations. Extending the transition deadline will give the FAA and airports more time to execute the changes to the National Airspace System.” Federal officials insist the closures won’t compromise safety.

Crude Oil and Jet Fuel

Closing Fuel Prices for Friday, April 5

Crude oil was $92.70 a barrel, down $0.56 from the previous day.

Jet fuel price was $120.91 a barrel, down $2.12.

Safety First - Tip of the Week

If the sky gets dark suddenly, it’s time to turn on the radio or another source of weather news: a tornado could be on the way! If there is a tornado warning, do not wait - take shelter immediately in an interior room on the lowest floor of the building.

JETWIRE is published by Communications. All editions are available on Jetnet.

Editor - Lance Goulet, email: jetwire@aa.com

Additional Information and Where To Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger transaction between AMR Corporation (“AMR”) and US Airways Group, Inc. (“US Airways”) will be submitted to the stockholders of US Airways for their consideration. AMR expects to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a prospectus of AMR and a proxy statement of US Airways, and US Airways expects to file with the SEC a definitive proxy statement on Schedule 14A. AMR and US Airways also plan to file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF US AIRWAYS ARE URGED TO READ THE PROXY STATEMENT, PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the proxy statement, prospectus and other documents containing important information about AMR and US Airways, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by US Airways, when and if available, can be obtained free of charge on US Airways’ website at www.usairways.com or by directing a written request to US Airways Group, Inc., 111 West Rio Salado Parkway, Tempe, Arizona 85281, Attention: Vice President, Legal Affairs. Copies of the documents filed with the SEC by AMR, when and if available, can be obtained free of charge on AMR’s website at www.aa.com or by directing a written request to AMR Corporation, P.O. Box 619616, MD 5675, Dallas/Fort Worth International Airport, Texas 75261-9616, Attention: Investor Relations or by emailing investor.relations@aa.com.

US Airways, AMR and certain of their respective directors, executive officers and certain members of management may be deemed to be participants in the solicitation of proxies from the stockholders of US Airways in connection with the proposed transaction. Information about the directors and executive officers of US Airways is set forth in its proxy statement for its 2012 annual meeting of stockholders, which was filed with the SEC on April 27, 2012. Information about the directors and executive officers of AMR is set forth in its Annual Report on Form 10-K for the fiscal year ended December 31, 2011, which was filed with the SEC on February 15, 2012. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the prospectus and proxy statement and other relevant materials when and if filed with the SEC in connection with the proposed transaction.

Cautionary Statement Regarding Forward-Looking Statements

This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “project,” “could,” “should,” “would,” “continue,” “seek,” “target,” “guidance,” “outlook,” “forecast” and other similar words. These forward-looking statements are based on AMR’s and US Airways’ current objectives, beliefs and expectations, and they are subject to significant risks and uncertainties that may cause actual results and financial position and timing of certain events to differ materially from the information in the forward-looking statements. The following factors, among others, could cause actual results and financial position and timing of certain events to differ materially from those described in the forward-looking statements: failure of a proposed transaction to be implemented; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; the ability to retain key employees; and other economic, business, competitive, and/or regulatory factors affecting the businesses of US Airways and AMR generally, including those set forth in the filings of US Airways and AMR with the SEC, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of their respective annual reports on Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings, including the registration statement, proxy statement and prospectus. Any forward-looking statements speak only as of the date hereof or as of the dates indicated in the statements. Neither AMR nor US Airways assumes any obligation to publicly update or supplement any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting these forward-looking statements except as required by law.